[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

September 1, 2015

Alison White
Division of Investment Management
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

RE:	The Cushing MLP Infrastructure Fund
(File No. 811-23069)

Dear Ms. White:

Thank you for your comment letter, dated July 29, 2015, regarding the registration statement on Form N-2 filed by The Cushing MLP Infrastructure Fund (the “Fund”) on June 30, 2015 (the “Registration Statement”). We have considered your comments to the Registration Statement and, on behalf of the Fund, responses to those comments are set forth below. Changes will be reflected in Post-Effective Amendment No. 1 to the Registration Statement, which the Fund intends to file on or about the date hereof and will be marked to show all changes made since the initial filing of the Registration Statement.

General

Comment 1: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your Registration Statement.

Response 1: The Fund has not and does not expect to submit an exemptive application or no-action request in connection with the Registration Statement.

Comment 2: Please define all capitalized terms and acronyms prior to or concurrently with using them. See, for example: Unitholders, Common Units, Financial Leverage, GP, etc.

Response 2: The Fund has made the requested changes.

Comment 3: Inasmuch as the Fund may enter into various derivative transactions, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. See http://www. sec.gov/divisions/investment/guidance/ici073010.pdf.

Response 3: In drafting the Fund’s Registration Statement, the Fund has been mindful of the Staff’s views on derivatives disclosure, including set forth in the letter from Barry D. Miller, Associated Director, Office of Legal and Disclosure, to Karrie McMillan, General

Securities and Exchange Commission
September 1, 2015

Counsel, Investment Company Institute, dated July 30, 2010. The Fund has reviewed disclosure regarding derivatives throughout the Registration Statement, and the Fund respectfully submits that the disclosure set forth in Pre-Effective Amendment No. 1 to the Registration Statement is consistent with the observations set forth in such letter.

Comment 4: We note that the Fund discloses that it may engage in transactions involving swaps. When the Fund engages in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940 ("Investment Company Act"). See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response 4: The Fund will maintain an appropriate amount of asset coverage in connection with its total return swap transactions in accordance with applicable interpretations of the staff of the SEC. The Fund notes that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act (Investment Company Act Release No. 29776 (Aug. 31, 2011)) and acknowledges that the Commission may, in the future, issue additional guidance regarding swaps, and such guidance may impact the applicable asset coverage requirements.

Explanatory Note

Comment 5: The explanatory note refers to The Cushing MLP Infrastructure Fund I. Please revise the name of the feeder fund to reflect the fund's actual name (i.e., The Cushing MLP Infrastructure Fund).

Response 5: The name of the feeder fund was changed from The Cushing MLP Infrastructure Fund to The Cushing MLP Infrastructure Fund I effective as of July 1, 2015. The name of the feeder fund has been updated in the SEC EDGAR system, which will be reflected with the feeder fund’s next filing.

Comment 6: Please include bullet points to the following effect on the cover page:

•
The Fund's shares will not be listed on an exchange and it is not anticipated that a secondary market will develop. Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified timeframe.

•	The amount of distributions that the Fund may pay, if any, is uncertain.

Securities and Exchange Commission
September 1, 2015

•
The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund's performance, such as from offering proceeds, borrowings, and amounts from the Fund's affiliates that are subject to repayment by investors.

Response 6: The Fund has added the first two bullet points. The Fund notes that the Fund has no intention to pay distributions from offering proceeds, borrowings, and amounts from the Fund's affiliates that are subject to repayment by investors.

Fee Table and Synopsis, page 1

Comment 7: In footnote 1 to the table, please explain how Managed Assets relate to "net assets" (e.g. it is anticipated that Managed Assets will be greater than net assets). In this regard please note that item 3 of Form N-2 requires that amounts provided in the fee table must be based on net assets. Lastly, please advise supplementally how derivatives will be valued for purposes of determining "Managed Assets." We may have further comments.

Response 7: The Fund has added the requested disclosure to footnote 1 to the table. In calculating the total assets of the Fund for the purpose of determining the Fund’s Managed Assets, derivative instruments will be counted at fair value in accordance with the Fund’s valuation policies and procedures adopted by the Fund’s Board of Trustees. To the extent the notional value of a derivative contract exceeds its fair value, the notional value will not be included for purposes of calculating the Fund’s Managed Assets.

Comment 8: If the fee waiver described in footnote 2 may be recouped by the Adviser, please expand the note to describe the terms of the recoupment provision.

Response 8: The note has been revised to describe the terms under which the Adviser may recoup amounts waived or reimbursed.

Comment 9: As you have omitted the synopsis pursuant to General Instruction G(3) of Form N-2, please consider removing the word "synopsis" from the section heading.

Response 9: The Fund has made the requested revision.

Comment 10: Given that the Fund may invest in other investment companies, please confirm that no line item is required for Acquired Fund Fees and Expenses.

Response 10: While the Fund has the ability to invest in other investment companies, based on current market conditions and the anticipated use of proceeds of the offering, the estimated fees and expenses of the Fund’s investments, if any, in other investment companies are not expected to exceed one basis point. Therefore, pursuant to Instruction 10(a) to Item 3.1 of Form N-2, such fees and expenses, if any, have been included in the line item “Other Expenses” and a line item for “Acquired Fund Fees and Expenses” has been omitted.

Securities and Exchange Commission
September 1, 2015

Example, pages 1-2

Comment 11: Please revise the example so that the expense reimbursement is reflected only for the period it is in place.

Response 11: The Fund has revised the expense table and example, which reflect that currently no fees are being waived or expenses reimbursed, as based on the current assets and expenses of the Fund the estimated annual operating expenses of the Fund are less than the expense limitation.  The Fund confirms that if fees were waived or expenses reimbursed, the example would be calculated so that the expense reimbursement is reflected only for the period it is in place.

Investment Objectives and Policies, pages 2-3

Comment 12: The Fund includes an 80% test that applies to investments in MLPs or infrastructure. Given the Fund's name, please revise the 80% test so that is applies to investments in infrastructure MLPs or modify the Fund's name.

Response 12: The Fund respectfully submits that the use of the words “MLP” and “Infrastructure” in the name of the Fund are consistent with the Fund’s investment policy of investing at least 80% of its total assets in MLP investments and infrastructure companies.   The Fund notes that this policy is consistent with the corresponding investment policy of The Cushing MLP Infrastructure Feeder Fund (“Feeder Fund I”), which was adopted in response to a comment from the SEC Staff to the registration statement on Form N-2 of Feeder Fund I.

Comment 13: Please consider expanding the disclosure to make clear what an MLP is.

Response 13: The Fund has revised the disclosure as requested.

Comment 14: Please disclose any policies the Fund has with respect to maturity or duration of the debt in which it invests.

Response 14: The Fund has not adopted any policies with respect to maturity or duration of debt securities.

Comment 15: With respect to your statement that "[g]enerally, no more than 50% of the Fund's portfolio will be in PIPE or other private or restricted securities at the time of investment," please advise whether the Fund may invest in private investment companies (e.g., hedge funds) and, if so, the extent to which it may do so.

Response 15: The Fund has no intention to invest in private investment companies.

Securities and Exchange Commission
September 1, 2015

Comment 16: If investing in non-U.S. securities is a principal investment strategy of the Fund, please disclose this herein.

Response 16: Investing in non-U.S. securities is not a principal investment strategy of the Fund.

Comment 17: If the techniques described under Strategic Transactions Risk are principal strategies of the Fund, please discuss them herein.

Response 17: The techniques described under Strategic Transactions Risk are not principal investment strategy of the Fund.

Risks Associated with an Investment in Non-U.S. Companies, page 11

Comment 18: Please disclose the maximum percentage of net assets that the Fund will invest in non-U.S. securities.

Response 18: The Fund has not adopted a maximum percentage of net assets that the Fund will invest in non-U.S. securities. However, investing in non-U.S. securities is not a principal investment strategy of the Fund.

Emerging Markets Risk, page 12

Comment 19: Please disclose how the Fund determines that an issuer is an emerging market issuer.

Response 19: The Fund has not adopted a maximum percentage of net assets that the Fund will invest in emerging market issuers, therefore the Fund has not adopted a policy regarding determining that an issuer is an emerging market issuer. As noted above, investing in non-U.S. securities (and therefore emerging market issuers) is not a principal investment strategy of the Fund.

Capital Stock, Long-Term Debt, and Other Securities, page 25

Comment 20: Please rewrite the first sentence of the second paragraph in plain English.

Response 20: The Fund has made the requested revisions.

Tender Offers, pages 27-29

Comment 21: The disclosure regarding mandatory tenders appears to provide a great deal of discretion in its implementation. Please revise the disclosure to be more objective and to ensure it is applied in a non-discriminatory manner consistent with the requirements of rule 23c-2 under the Investment Company Act of 1940.

Response 21: The terms pursuant to which a unit may be subject to mandatory redemption are established by the Declaration of Trust of the Fund.  The Fund respectfully disagrees that the mandatory redemption terms provide impermissible

Securities and Exchange Commission
September 1, 2015

discretion.  The Fund notes that these provisions are identical to those of Feeder Fund I that have been in place since prior to the registration of Feeder Fund I under the 1940 Act.   The Fund also notes that these mandatory tender provisions are substantially consistent with other non-listed closed-end funds. (See, for example, FEG Absolute Access Fund LLC (811-22454); Ironwood Multi-Strategy Fund LLC (811-22464); Center Coast Core MLP Fund I, LLC (811-22565)).  The Fund respectfully submits that the mandatory tender provisions provide important protections that prevent the Fund or its shareholders from being adversely impacted by a holding by a particular shareholder, and the Fund would be adversely impacted relative to its peer funds if it did not have this ability to invoke mandatory tenders in the circumstances delineated in the Declaration of Trust.

Management, page S-40

Comment 22: You state that "[t]he functions and role of each Committee are described below under "Board Committees," but we are unable to locate this section. Please advise or revise. See Item 18.5(b) of Form N-2.

Response 22: The Fund notes that the functions and role of each Committee are described under Item 18.5(b). Specifically, Item 18.5(b) states that “[t]he Audit Committee is generally responsible for reviewing and evaluating issues related to the accounting and financial reporting policies and internal controls of the Fund and, as appropriate, the internal controls of certain service providers, overseeing the quality and objectivity of the Fund’s financial statements and the audit thereof and acting as a liaison between the Board and the Fund’s independent registered public accounting firm” and “the Nominating and Corporate Governance Committee makes recommendations to the full Board with respect to candidates for the Board in the event that a position is vacated or created.” The Fund has revised the cross reference.

Other

Comment 23: Please make conforming changes to the feeder fund's registration statement, as appropriate.

Response 23: Feeder Fund I does not currently conduct a public offering of its securities. In accordance with Rule 8b-16, Feeder Fund I does not file amendments to its registration statement provided that it transmits the information required by Rule 8b-16(b) to shareholders in its annual report to shareholders. To the extent that, in response to the above comments, there are any changes to the Feeder Fund that implicate Rule 8b-16, the Feeder Fund will include such information in its next report to shareholders.

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Securities and Exchange Commission
September 1, 2015

Should you have any additional comments or concerns, please do not hesitate to contact me at (212) 735-3805 or Kevin Hardy at (312) 407-0641.

Sincerely,

/s/ Philip H. Harris

Philip H. Harris